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                       [SILICON ENERGY CORP. LETTERHEAD]
April 12, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington D.C.  20549

Attention:  Meredith Master

RE:      SILICON ENERGY CORP.
         REGISTRATION STATEMENT ON FORM S-1
         FILE NO. 333-62990

Dear Ms. Master:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), Silicon Energy Corp. ("Silicon Energy" or the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-62990), originally filed on June 14, 2001, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time due to general market conditions. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement. The Company may undertake a private offering in reliance on Rule 155(c) under the Act.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Silicon Energy Corp., 1010 Atlantic Ave., Alameda, CA 94501, and Kelly Morehead, Esq. at Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (510) 263-2602 or Kelly Morehead, Esq. at (650) 320-4555.

                                            Very truly yours,

                                            SILICON ENERGY CORP.



                                            /s/ Jack Jenkins-Stark
                                            -----------------------------------
                                            Jack Jenkins-Stark
                                            Senior Vice President and
                                            Chief Financial Officer


         cc:      Thomas Choe
                  (NASDAQ National Stock Market, Inc.)

                  Kelly Morehead, Esq.
                  (Wilson Sonsini Goodrich & Rosati, P.C.)